                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                 AMENDMENT NO. 1


                          THE SPORTS CLUB COMPANY, INC.
                                (NAME OF ISSUER)


                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)


                                    84917P10
                                 (CUSIP NUMBER)

                            LOIS BARBERIO, SECRETARY
                          THE SPORTS CLUB COMPANY, INC.
                     11100 SANTA MONICA BOULEVARD, SUITE 300
                              LOS ANGELES, CA 90025
                                 (310) 479-5200

   (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES
                               AND COMMUNICATIONS)

                                 APRIL 24, 2000
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a Filing Person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)  Name of Filing Person
     S.S. or I.R.S. Identification No. of Above Person

        Rex A. Licklider

(2)  Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                    (A)  [ ]
                                                                    (B)  [ ]

(3)  SEC Use Only

(4)  Source of Funds (See Instructions)

       PF.

(5)  Check if Disclosure  of Legal  Proceedings  is Required  Pursuant to
        Items 2(d) or 2(e)                                               [ ]

(6)  Citizenship or Place of Organization

       U.S.

                           (7)  Sole Voting Power
                                0


Number of Shares           (8)  Shared Voting Power
Beneficially Owned              1,594,862
by Each Reporting
Person With                (9)  Sole Dispositive Power
                                0

                           (10) Shared Dispositive Power
                                1,594,862

(11) Aggregate Amount Beneficially Owned by Each Filing Person
       1,594,862

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                  [ ]

(13) Percent of Class Represented by Amount in Row (11)
       8.97%(1)

(14) Type of Filing Person (See Instructions)
       IN

--------
(1) Based on 17,776,215 shares of common stock, par value $0.01 per share, of The Sports Club Company, Inc., a Delaware corporation (the "Issuer"), outstanding as reported in the Company's Form 10-K filed March 28, 2000.

(1)  Name of Filing Person
     S.S. or I.R.S. Identification No. of Above Person

        Judith Ann Deemer

(2)  Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                 (A)  [ ]
                                                                 (B)  [ ]

(3)  SEC Use Only

(4)  Source of Funds (See Instructions)

       PF.

(5)  Check if Disclosure  of Legal  Proceedings  is Required  Pursuant to
     Items 2(d) or 2(e)                                               [ ]

(6)  Citizenship or Place of Organization

        U.S.

                            (7)   Sole Voting Power
                                  0

Number of Shares            (8)   Shared Voting Power
Beneficially Owned                1,594,862
by Each Reporting
Person With                 (9)   Sole Dispositive Power
                                  0

                            (10)  Shared Dispositive Power
                                  1,594,862

(11)  Aggregate Amount Beneficially Owned by Each Filing Person
         1,594,862

(12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)                                              [ ]

(13)  Percent of Class Represented by Amount in Row (11)
         8.97%(1)

(14)  Type of Filing Person (See Instructions)
         IN

--------
(1) Based on 17,776,215 shares of common stock, par value $0.01 per share, of The Sports Club Company, Inc., a Delaware corporation (the "Issuer"), outstanding as reported in the Company's Form 10-K filed March 28, 2000.

(1)  Name of Filing Person
     S.S. or I.R.S. Identification No. of Above Person

        The Licklider Living Trust dated May 2, 1986

(2)  Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                    (A)  [ ]
                                                                    (B)  [ ]

(3)  SEC Use Only

(4)  Source of Funds (See Instructions)

        PF.

(5)  Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                                                  [ ]

(6)  Citizenship or Place of Organization

        U.S.

                               (7)   Sole Voting Power
                                     0

Number of Shares               (8)   Shared Voting Power
Beneficially Owned                   1,594,862
by Each Reporting
Person With                    (9)   Sole Dispositive Power
                                     0

                               (10)  Shared Dispositive Power
                                     1,594,862

(11) Aggregate Amount Beneficially Owned by Each Filing Person
        1,594,862

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                  [ ]

(13) Percent of Class Represented by Amount in Row (11)
        8.97%(1)

(14) Type of Filing Person (See Instructions)
        IN

--------

(1) Based on 17,776,215 shares of common stock, par value $0.01 per share, of The Sports Club Company, Inc., a Delaware corporation (the "Issuer"), outstanding as reported in the Company's Form 10-K filed March 28, 2000.

     The Schedule 13D filed with the Securities and Exchange Commission (the "Commission") on December 5, 1994 is hereby amended as follows.

Item 1. Security and Issuer

     This statement relates to the common stock, par value $0.01 per share (the "Common Stock"), of The Sports Club Company, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 11100 Santa Monica Blvd., Suite 300, Los Angeles, California 90025.

Item 2. Identity and Background

     (a) This Statement is being filed by Rex A. Licklider, Judith Ann Deemer ("Mrs. Licklider"), and The Licklider Living Trust dated May 2, 1986 (the "Living Trust") (collectively the "Filing Persons").

     (b) The Filing Persons' business address is 11100 Santa Monica Blvd., Suite 300, Los Angeles, California 90025.

     (c) Mr. Licklider currently serves as Co-Chief Executive Officer of the Sports Club at its principal executive offices. Ms. Deemer is the spouse of Mr. Licklider and together they serve as co-trustees of the Living Trust, a trust for the benefit of Mr. and Mrs. Licklider. Under the Living Trust, each of Mr. Licklider and Mrs. Licklider has equal authority to vote or dispose of all shares held by the Living Trust.

     (d) The Filing Persons have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) The Filing Persons have not, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Mr. and Mrs. Licklider are citizens of the United States of America; the Living Trust is organized under the laws of the State of California.

Item 3. Source and Amount of Funds or Other Consideration

     The following information amends and supplements Item 3.

     The Filing Persons acquired 195,000 shares of the Common Stock on April 24, 2000, in a brokered transaction. The consideration for the shares was $596,700, which was obtained from personal funds of the Filing Persons. The source of funds for all prior acquisitions of shares of Common Stock by the Filing Persons was also personal funds.

Item 4. Purpose of Transaction

     The Filing Persons acquired the 1,594,862 shares to hold primarily for investment.

     The Filing Persons have no present plans to acquire additional securities or cause the acquisition of additional securities of the Issuer by any person; to cause the Issuer to engage in any extraordinary transactions; to sell or transfer any of its material assets or the assets of any of its subsidiaries; to effect any



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change of its management or its directors, business, corporate structure, capitalization, dividend policy, charter of incorporation, or bylaws or to delist or terminate the registration of any securities of the Issuer; but reserves the right to propose or undertake or participate in any of the foregoing actions in the future.

     The Filing Persons intend to review on a continuing basis the investment in the Common Stock and the Issuer's business affairs and financial condition, as well as the price levels of the Common Stock, conditions in the securities market, and general economic and industry conditions, and may in the future take such actions with respect to the investment as it may deem appropriate in light of the circumstances existing from time to time, including the purchase of shares of the Common Stock through open market purchases or privately negotiated transactions, or the sale of all or a portion of the shares of Common Stock currently held by the Filing Persons.

     Except as set forth above, the Filing Persons have no present plans to cause the Sports Club to engage in any of the actions set forth above. The Filing persons may from time to time reconsider any of the foregoing.

Item 5. Interest in Securities of the Issuer

     (a) As of the date of this Amendment No. 1 to Schedule 13D, each of the Filing Persons beneficially owns 1,594,862 shares, or 8.97% of the Common Stock.

     (b) The 1,594,862 shares of the Common Stock of the Sports Club are held in the name of the Living Trust. Mr. and Mrs. Licklider serve as co-trustees of the Living Trust and thus have equal authority to vote or dispose of shares. The Filing Persons therefore have shared voting and dispositive power over all shares held by the Living Trust.

     (c) The Filing Person indicated from November 1, 1999 through May 1, 2000 made the following purchases. Such purchases were made in the open market.


           Purchaser                 Purchase Date        Number of Shares       Price per Share
           ---------                 -------------        ----------------       ---------------

           Licklider Living Trust        4/24/00              195,000                  $3.00
                                         3/1/00                 8,000                  $4.00
                                         1/25/00                  800                  $3.88
                                         1/21/00                1,000                  $3.88
                                         1/19/00                1,000                  $3.88
                                         11/15/99               2,000                  $4.38

     (d) Not applicable.

     (e) Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

     The exhibits listed below are filed as part of this Statement.

     (a) Exchange Agreement and Escrow Instructions, dated as of September 14, 1994, as amended October 14, 1994.*

     (b)  Agreement Regarding the Joint Filing of Schedule 13D.*


--------
* Previously filed


Item 7. Material to Be Filed as Exhibits

     None.






SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct and agrees that this statement may be filed jointly with the other undersigned parties.



 Dated: May 4, 2000                             /s/ Rex A. Licklider
                                                --------------------
                                                Rex A. Licklider


 Dated: May 4, 2000                             /s/  Judith Ann Deener
                                                ----------------------
                                                Judith Ann Deener


 Dated: May 4, 2000                             /s/  Rex A. Licklider
                                                ---------------------
                                                Licklider Living Trust
                                                By:  Rex A. Licklider



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